APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Harper Macaw

Profit and Loss
January - December 2019

	TOTAL
Income	
Sales	145,426.89
Unapplied Cash Payment Income	2,068.00
Total Income	**$147,494.89**
Cost of Goods Sold	
Cost of Goods Sold	34,393.07
Shipping	4,674.38
Total Cost of Goods Sold	**$39,067.45**
GROSS PROFIT	**$108,427.44**
Expenses	
Advertising & Marketing	2,198.28
Bank Charges & Fees	2,664.63
Car & Truck	257.53
Insurance	-468.72
Interest Paid	613.90
Legal & Professional Services	12,690.50
Meals & Entertainment	687.89
Office Supplies & Software	2,864.17
Other Business Expenses	140.00
Payroll Expenses	13,577.26
Wages & Salaries	47,658.81
Total Payroll Expenses	**61,236.07**
QuickBooks Payments Fees	1,782.34
Rent & Lease	39,783.28
Taxes & Licenses	4,151.47
Utilities	808.45
Total Expenses	**$129,409.79**
NET OPERATING INCOME	**$ -20,982.35**
Other Expenses	
Depreciation Expenses	12,894.83
Total Other Expenses	**$12,894.83**
NET OTHER INCOME	**$ -12,894.83**
NET INCOME	**$ -33,877.18**

Harper Macaw

Balance Sheet

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PNC Checking	39,483.06
Total Bank Accounts	**$39,483.06**
Accounts Receivable	
Accounts Receivable (A/R)	14,072.38
Total Accounts Receivable	**$14,072.38**
Other Current Assets	
Inventory Asset	38.45
Undeposited Funds	0.00
Total Other Current Assets	**$38.45**
Total Current Assets	**$53,593.89**
Fixed Assets	
Accumulated Depreciation	-15,838.83
Furniture & Fixtures	1,627.96
Leasehold Improvements	12,610.51
Machinery & Equipment	104,347.28
Total Fixed Assets	**$102,746.92**
Other Assets	
Security Deposits	36,000.00
Total Other Assets	**$36,000.00**
TOTAL ASSETS	**$192,340.81**

Harper Macaw

Balance Sheet

As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
PNC Master Credit	0.00
Matt's PNC Credit	2,331.18
Sam's PNC Credit Card	9,725.50
Total PNC Master Credit Card	**12,056.68**
Total Credit Cards	**$12,056.68**
Total Current Liabilities	**$12,056.68**
Long-Term Liabilities	
L/P	30,000.00
L/P	15,000.00
L/P WACIF	33,428.42
Total Long-Term Liabilities	**$78,428.42**
Total Liabilities	**$90,485.10**
Equity	
Owner's Investment	0.00
	0.00
Partner Contributions	50,000.00
Total	**50,000.00**
	0.00
Partner Contributions	50,000.00
Total	**50,000.00**
Matt Dixon	0.00
Partner Contributions	15,450.00
Total Matt Dixon	**15,450.00**
Samuel Carvalho	0.00
Partner Contributions	9,973.00
Total Samuel Carvalho	**9,973.00**
	0.00
Partner Contributions	20,000.00
Total	**20,000.00**
Total Owner's Investment	**145,423.00**
Owner's Pay & Personal Expenses	0.00
Retained Earnings	-9,690.11
Net Income	-33,877.18
Total Equity	**$101,855.71**
TOTAL LIABILITIES AND EQUITY	**$192,340.81**

Harper Macaw

Profit and Loss
January - December 2020

	TOTAL
Income	
Online Sales	31,239.47
Sales	122,544.99
Total Income	**$153,784.46**
Cost of Goods Sold	
Cost of Goods Sold	36,086.25
Shipping	13,111.43
Total Cost of Goods Sold	**$49,197.68**
GROSS PROFIT	**$104,586.78**
Expenses	
Advertising & Marketing	1,543.41
Bank Charges & Fees	2,414.22
Car & Truck	74.69
Insurance	2,080.83
Interest Paid	1,274.62
Job Supplies	866.06
Meals & Entertainment	64.96
Office Supplies & Software	2,914.08
Other Business Expenses	21.36
Payroll Expenses	62,233.57
QuickBooks Payments Fees	1,056.68
Rent & Lease	54,311.33
Repairs & Maintenance	3,806.03
Taxes & Licenses	3,994.51
Utilities	4,357.30
Total Expenses	**$141,013.65**
NET OPERATING INCOME	**$ -36,426.87**
Other Expenses	
Depreciation Expenses	26,097.00
Total Other Expenses	**$26,097.00**
NET OTHER INCOME	**$ -26,097.00**
NET INCOME	**$ -62,523.87**

Harper Macaw

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PNC Checking	29,101.30
Total Bank Accounts	**$29,101.30**
Accounts Receivable	
Accounts Receivable (A/R)	9,644.65
Total Accounts Receivable	**$9,644.65**
Other Current Assets	
Inventory Asset	38.45
Undeposited Funds	0.00
Total Other Current Assets	**$38.45**
Total Current Assets	**$38,784.40**
Fixed Assets	
Accumulated Depreciation	-41,935.83
Furniture & Fixtures	1,627.96
Leasehold Improvements	12,610.51
Machinery & Equipment	104,347.28
Total Fixed Assets	**$76,649.92**
Other Assets	
Security Deposits	36,000.00
Total Other Assets	**$36,000.00**
TOTAL ASSETS	**$151,434.32**

Harper Macaw

Balance Sheet
As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
PNC Master Credit Card	11,367.40
Matt's PNC Credit	0.00
Sam's PNC Credit Card	0.00
Total PNC Master Credit Card	**11,367.40**
Total Credit Cards	**$11,367.40**
Other Current Liabilities	
EIDL Loan	4,000.00
Grant	11,500.00
PPP Loan Payable	12,300.00
Total Other Current Liabilities	**$27,800.00**
Total Current Liabilities	**$39,167.40**
Long-Term Liabilities	
L/P	15,000.00
L/P	30,000.00
L/P	15,000.00
L/P WACIF	30,620.08
Total Long-Term Liabilities	**$90,620.08**
Total Liabilities	**$129,787.48**
Equity	
Owner's Investment	0.00
	0.00
Partner Contributions	50,000.00
Total	**50,000.00**
	0.00
Partner Contributions	50,000.00
Total	**50,000.00**
Matt Dixon	0.00
Partner Contributions	9,490.00
Total Matt Dixon	**9,490.00**
Samuel Carvalho	0.00
Partner Contributions	9,973.00
Total Samuel Carvalho	**9,973.00**
	0.00
Partner Contributions	19,000.00
Total	**19,000.00**

Harper Macaw

Balance Sheet

As of December 31, 2020

	TOTAL
Total Owner's Investment	**138,463.00**
Owner's Pay & Personal Expenses	-10,725.00
Retained Earnings	-43,567.29
Net Income	-62,523.87
Total Equity	**$21,646.84**
TOTAL LIABILITIES AND EQUITY	**$151,434.32**

I, Matthew Dixon, certify that:

1. The financial statements of DC Cacau LLC (DBA Harper Macaw) included in this Form are true and complete in all material respects; and
2. The tax return information of DC Cacau LLC (DBA Harper Macaw) included in this Form reflects accurately the information reported on the tax return for DC Cacau LLC (DBA Harper Macaw) for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature _____

Name: Matthew Dixon

Title: Owner/Manager

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